Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846

To:	Dividend Reinvestment and Stock Purchase Plan Participants Who have Delivered Funds for Optional Stock Purchases

Re:	Return of Funds Received
Ladies and Gentlemen:
Accompanying this letter is the return of funds received from you in connection with the optional cash purchase component of ProLogis’ 1999 Dividend Reinvestment and Stock Purchase Plan (the “Plan”). Enclosed please find either the original check you submitted to the Plan Administrator or a refund check from Computershare. As the Plan stipulates, these funds are returned to you without interest.
We have directed the Plan Administrator to return these funds because we have suspended the Plan, effective January 31, 2011 and until further notice, after the announcement of a definitive agreement for ProLogis to merge with AMB Property Corporation.
If you have questions regarding this notice, please contact Computershare Trust Company, N.A., the Plan Administrator, at 800-519-3111.
Very truly yours,
ProLogis
Robbin Lee
Vice President, Investor Relations
Please see reverse side for additional information

Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS are urged to read the JOINT proxy statement/prospectus AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND when THEY become available, because THEY will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.